UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              BLUEGREEN CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    096231105
                                 (CUSIP Number)

       JOHN E. ABDO, 1750 EAST SUNRISE BOULEVARD, FT. LAUDERDALE, FL 33304
                                 (954) 491-2191
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096231105
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LEVITT COMPANIES, LLC (I.R.S. No. 59-2443818)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      FLORIDA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,317,325
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,317,325
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,317,325
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 096231105
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BANKATLANTIC BANCORP, INC. (I.R.S. No. 65-05070804)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      FLORIDA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,200,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,317,325
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,200,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,317,325
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,517,325
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Bluegreen Corporation, a Massachusetts corporation (the "Issuer"). The Issuer's principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 2. Identity and Background

     This  statement  is filed by  Levitt  Companies,  LLC,  a  Florida  limited liability company ("Levitt"), and BankAtlantic Bancorp, Inc., a Florida corporation ("BBC"). Levitt is a wholly-owned subsidiary of BBC and is principally engaged in the business of residential construction, real estate development and real estate investment. BBC is a financial services holding company and is principally engaged through its subsidiaries in commercial banking, investment banking and real estate development. The principal executive offices of BBC and Levitt are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.

     BFC Financial Corporation, a Florida corporation ("BFC"), may be deemed to control BBC by virtue of its ownership of approximately 55% of the voting power of BBC. BFC is a savings bank holding company whose principal asset is its interest in BBC. BFC's principal executive offices are located at 1750 East
Sunrise Boulevard, Ft. Lauderdale, Florida 33304. BFC expressly disclaims beneficial ownership of the shares of Common Stock owned by BBC and Levitt.

     All executive officers and directors of Levitt, BBC and BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of Levitt, BBC and BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.

     During the last five years, neither Levitt, BBC, BFC, nor, to the best of their knowledge, any of their executive officers, directors or control persons,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     BBC funded its acquisition of 1,200,000 shares of the Issuer's Common Stock from working capital.

     Levitt funded its acquisition of 8,317,325 shares of the Issuer's Common Stock with funds from working capital and a $30 million loan from BBC. The loan from BBC bears interest at a rate per annum equal to the prime rate minus twenty-five basis points. The loan is junior in right of payment and subordinate to Levitt's outstanding bank debt. Interest is payable monthly, and the principal, plus any accrued interest, is payable on demand. BBC funded the $30 million loan to Levitt by drawing on an existing line of credit with a third party lender. That credit facility contains customary covenants, including financial covenants relating to regulatory capital and maintenance of certain loan loss reserves, and is secured by the common stock of BankAtlantic, a federal savings bank and wholly-owned subsidairy of BBC. Amounts outstanding under BBC's credit facility, which matures on September 1, 2004, accrue interest at a rate per annum equal to the prime rate minus 50 basis points.

Item 4. Purpose of Transactions

     Levitt and BBC acquired the shares primarily for investment purposes with the intent of acquiring a significant equity position in the Issuer. Levitt and BBC intend to review on a regular basis their investment in the Issuer, the Issuer's business affairs and financial position and general economic and industry conditions. Either Levitt or BBC (or both) may from time to time make additional investments in the securities of the Issuer, either in open market or privately negotiated transactions, or sell all or any part of their investment in the Issuer, as they deem appropriate in light of the circumstances existing from time to time. Further, Levitt or BBC may in the future make a proposal to the Issuer involving an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaires.

     In connection with Levitt's acquisition of 8,317,325 shares of the Issuer's Common Stock, the Sellers (as defined in Item 5) caused their respective representatives on the Board of Directors of the Issuer to resign their positions as directors effective April 10, 2002. On April 11, 2002, the Board of Directors appointed John E. Abdo and Alan B. Levan as directors to fill two of the vacancies created by those resignations; however, the Issuer was not obligated in any way, contractual or otherwise, to appoint Mr. Abdo or Mr. Levan to its Board of Directors. John E. Abdo is President of Levitt and Vice Chairman of the Board of Directors of BBC. Alan B. Levan is Chairman of the Board of Directors of Levitt and Chairman of the Board of Directors, President and Chief Executive Officer of BBC.

     Except as disclosed herein, neither Levitt, BBC nor BFC, nor, to the best of their knowledge, any of their executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item.

Item 5. Interest in the Securities of the Issuer

     On April 10, 2002, Levitt entered into a purchase agreement (the "Morgan Stanley Purchase Agreement") providing for the purchase by Levitt of 5,882,353 shares of Common Stock for $7.00 per share from a group of sellers consisting of Morgan Stanley Real Estate Fund III, L.P., a Delaware limited partnership, Morgan Stanley Real Estate Investors III, L.P., a Delaware limited partnership, MSP Real Estate Fund, L.P., a Delaware limited partnership, and MSREF III Special Fund, L.P., a Delaware limited partnership (collectively, the "Morgan Stanley Sellers"). Levitt acquired 5,548,416 shares of Common Stock from the Morgan Stanley Sellers upon execution of the Morgan Stanley Purchase Agreement for a purchase price of $38,838,912. Levitt will acquire the remaining balance of 333,937 shares for a purchase price of $2,337,559 upon the Issuer obtaining insurance coverage to replace the coverage provided under the insurance policies which are currently maintained by affiliates of the Morgan Stanley Sellers or June 14, 2002, whichever occurs first. The 333,937 additional shares of Common Stock and the aggregate purchase price for those shares of $2,337,559 will be deposited in escrow pending completion of the transaction. Levitt will have the right to vote the 333,937 shares of Common Stock held in escrow.

     Also on April 10, 2002, Levitt entered into a purchase agreement (the "Whitmore Purchase Agreement") providing for the purchase by Levitt of 2,434,972 shares of Common Stock for $5.00 per share from Bradford T. Whitmore and Grace Brothers, Ltd. (the "Whitmore Sellers" and, together with the Morgan Stanley Sellers, the "Sellers"). Levitt purchased the 2,434,972 shares of Common Stock under the Whitmore Purchase Agreement on April 10, 2002.

     In accordance with the terms of each of the Morgan Stanley Purchase Agreement and the Whitmore Purchase Agreement, the Morgan Stanley Sellers and the Whitmore Sellers each caused their respective representatives on the Board of Directors of the Issuer to resign their positions as directors effective on April 10, 2002.

     Levitt is the record and beneficial owner of 8,317,325 shares of Common Stock (including the 333,937 shares of Common Stock held in escrow) and possesses, together with BBC, shared power to vote or direct the vote and shared power to dispose or direct the disposition of those 8,317,325 shares (including the 333,937 shares of Common Stock held in escrow, which it will have power to dispose of upon release from escrow). Through its 100% ownership of Levitt, BBC may be deemed the beneficial owner of the shares of Common Stock owned by Levitt. In addition, BBC is the record and beneficial owner of 1,200,000 shares of Common Stock and possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of those 1,200,000 shares. Based on the Issuer's Quarterly Report on Form 10-Q for the period ending December 30, 2001, the aggregate percentage of all outstanding shares of Common Stock beneficially owned by Levitt is approximately 34.2%, and the aggregate percentage of all outstanding shares of Common Stock beneficially owned by BBC is approximately 39.2%, comprised of 4.9% of the outstanding shares of Common Stock owned of record and 34.2% beneficially owned through Levitt.

     Except as set forth above, neither Levitt, BBC, BFC, nor, to the best of their knowledge, any of their executive officers, directors or control persons, has effected any transaction in any Common Stock of the Issuer during the past 60 days. No person except for Levitt and BBC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as set forth in this Schedule 13D, neither Levitt, BBC, BFC, nor, to the best of their knowledge, any of their executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated April 22, 2002 by and between Levitt Companies, LLC and BankAtlantic Bancorp, Inc.

Exhibit 2 Form of Escrow Agreement by and between Levitt Companies, LLC, Morgan Stanley Real Estate Fund III, L.P., Morgan Stanley Real Estate Investors III, L.P., MSP Real Estate Fund, L.P. and MSREF III Special Fund, L.P. and ________________, as Escrow Agent.

Exhibit 3 Demand Promissory Note dated April 10, 2002 of Levitt Companies, LLC in favor of BankAtlantic Bancorp, Inc.

Exhibit 4 Loan Agreement dated September 17, 2002 by and between BankAtlantic Bancorp, Inc. and Columbus Bank and Trust Company (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of BankAtlantic Bancorp, Inc. filed with the Securities and Exchange Commission on April 1, 2002).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LEVITT COMPANIES, LLC

                                        By:    /s/ Glen R. Gilbert
                                               ---------------------------------

                                        Name:  Glen R. Gilbert
                                               ---------------------------------

                                        Title: Vice President
                                               ---------------------------------

Dated: April 22, 2002


                                        BANKATLANTIC BANCORP, INC.

                                        By:    /s/ James A. White
                                               ---------------------------------

                                        Name:  James A. White
                                               ---------------------------------

                                        Title: Executive Vice President
                                               ---------------------------------

Dated: April 22, 2002

                                   APPENDIX A

                           IDENTITY AND BACKGROUND OF
                        DIRECTORS AND EXECUTIVE OFFICERS

BANKATLANTIC BANCORP, INC.

Name and Position With
BankAtlantic Bancorp, Inc.            Employer and Address               Position
--------------------------            --------------------               --------
John E. Abdo                          BankAtlantic Bancorp, Inc.         Vice Chairman of the
Vice Chairman of the Board of         Levitt Companies, LLC              Board of BBC, Vice
Directors                             1750 East Sunrise Boulevard        Chairman of the Board
                                      Ft. Lauderdale, FL  33304          and President of Levitt

Steven M. Coldren                     Business Information Systems       Chairman and President
Director                              1350 N.E. 56 Street
                                      Ft. Lauderdale, FL  33334

Bruno DiGiulian                       Ruden McClosky Smith Schuster      Of Counsel
Director                              & Russell, P.A.
                                      c/o BankAtlantic Bancorp Inc.
                                      1750 East Sunrise Boulevard
                                      Ft. Lauderdale, FL  33304

Mary E. Ginestra                      c/o BankAtlantic Bancorp Inc.      Private Investor
Director                              1750 East Sunrise Boulevard
                                      Ft. Lauderdale, FL  33304

Alan B. Levan                         BankAtlantic Bancorp, Inc.         Chairman, President and
Chairman, President and Chief         1750 East Sunrise Boulevard        Chief Executive Officer
Executive Officer                     Ft. Lauderdale, FL  33304

Jarett S. Levan                       BankAtlantic.com, an internet      President
Director                              banking division of BankAtlantic
                                      1750 East Sunrise Boulevard
                                      Ft. Lauderdale, FL  33304

Jonathan D. Mariner                   Major League Baseball              Senior Vice President and
Director                              245 Park Avenue, 30th Floor        Chief Financial Officer
                                      New York, NY  10167

Ben A. Plotkin                        Ryan, Beck & Co.                   Chairman, President and
Director                              220 S. Orange Avenue               Chief Executive Officer
                                      Livingston, NJ  07039-5817

Charlie C. Winningham II              C.C. Winningham Corporation        President
Director                              1040 N.E. 45 Street
                                      Ft. Lauderdale, FL  33308

James A. White                        BankAtlantic Bancorp, Inc.         Executive Vice President
Executive Vice President and Chief    1750 East Sunrise Boulevard        and Chief Financial
Financial Officer                     Ft. Lauderdale, FL  33304          Officer

Andrea J. Allen                       BankAtlantic                       Executive Vice President,
                                      1750 East Sunrise Boulevard        Operations
                                      Ft. Lauderdale, FL  33304

Lloyd B. DeVaux                       BankAtlantic                       Executive Vice President
                                      1750 East Sunrise Boulevard        and Chief Information
                                      Ft. Lauderdale, FL  33304          Officer

Jay R. Fuchs                          BankAtlantic                       Executive Vice President,
                                      1750 East Sunrise Boulevard        Community Banking
                                      Ft. Lauderdale, FL  33304          Division

Lewis F. Sarrica                      BankAtlantic                       Executive Vice President
                                      1750 East Sunrise Boulevard        and Chief Investment
                                      Ft. Lauderdale, FL  33304          Officer

Marcia K. Snyder                      BankAtlantic                       Executive Vice President,
                                      1750 East Sunrise Boulevard        Corporate Lending
                                      Ft. Lauderdale, FL  33304          Division

LEVITT COMPANIES, LLC

Name and Position With
Levitt Companies, LLC                 Employer and Address               Position
---------------------                 --------------------               --------
Alan B. Levan                         BankAtlantic Bancorp, Inc.         Chairman, President and
Chairman of the Board and Vice        1750 East Sunrise Boulevard        Chief Executive Officer
President                             Ft. Lauderdale, FL  33304

John E. Abdo                          BankAtlantic Bancorp, Inc.         Vice Chairman of the
Vice Chairman of the Board and        Levitt Companies, LLC              Board of BBC, Vice
President                             1750 East Sunrise Boulevard        Chairman of the Board
                                      Ft. Lauderdale, FL  33304          and President of Levitt

Glen R. Gilbert                       BFC Financial Corporation          Executive Vice President
Executive Vice President and Chief    1750 East Sunrise Boulevard        and Chief Financial
Financial Officer                     Ft. Lauderdale, FL  33304          Officer

Barry Somerstein                      Ruden McClosky Smith Schuster      Attorney
Director                              & Russell, P.A.
                                      200 East Broward Boulevard
                                      Ft. Lauderdale, FL  33301

James Blosser                         Poole McKinley & Blosser           Attorney
Director                              450 East Las Olas Boulevard
                                      Suite 700
                                      Ft. Lauderdale, FL  33301

William Scherer                       Conrad & Scherer, P.A.             Attorney
                                      633 South Federal Highway
                                      Eighth Floor
                                      Ft. Lauderdale, FL  33301

BFC FINANCIAL CORPORATION

Name and Position With
BFC Financial Corporation             Employer and Address               Position
-------------------------             --------------------               --------
Alan B. Levan                         BankAtlantic Bancorp, Inc.         Chairman, President and
Chairman of the Board and President   1750 East Sunrise Boulevard        Chief Executive Officer
                                      Ft. Lauderdale, FL  33304

John E. Abdo                          BankAtlantic Bancorp, Inc.         Vice Chairman of the
Vice Chairman of the Board            Levitt Companies, LLC              Board of BBC, Vice
                                      1750 East Sunrise Boulevard        Chairman of the Board
                                      Ft. Lauderdale, FL  33304          and President of Levitt

Glen R. Gilbert                       BFC Financial Corporation          Executive Vice President
Executive Vice President and Chief    1750 East Sunrise Boulevard        and Chief Financial
Financial Officer                     Ft. Lauderdale, FL  33304          Officer

Earl Pertnoy                          Self-Employed                      Real Estate Investor and
Director                              c/o BankAtlantic Bancorp, Inc.     Developer
                                      1750 East Sunrise Boulevard
                                      Ft. Lauderdale, FL  33304

Mr. Alan B. Levan and Mr. John E. Abdo may be deemed to control BFC.